Filed by: Anthem, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: WellPoint Health Networks Inc.

Commission File Number: 1-13083

On October 27, 2003, Anthem, Inc. distributed the documents set forth below. The merger agreement for Anthem’s merger with WellPoint Health Networks Inc. was filed by Anthem, Inc. under cover of Form 8-K today and is incorporated by reference to this filing.

Global Voice Mail Script—Anthem/WellPoint Merger

Final—October 27, 2003

Good Morning.

This is Larry Glasscock and I have the pleasure of sharing with you some very exciting and, I believe, history-making news.

In the past hour we announced to the public that Anthem and WellPoint, headquartered in Thousand Oaks, California, have entered into a definitive agreement to merge our two companies.

WellPoint, as you know, owns Blue Cross of California, Blue Cross and Blue Shield of Georgia, Blue Cross and Blue Shield of Missouri and Blue Cross and Blue Shield of Wisconsin.

This merger will create the nation’s leading health benefits company with nearly 26 million medical members and more than 36 billion dollars in annual revenues. This, as you can appreciate, is both an exciting opportunity and an enormous responsibility.

But to me, the most important thing about today’s announcement is the fact that we are creating a health benefits organization that will be uniquely capable of providing the very best in products, services and information to our members and the health care community that serves them.

As you will see in our announcement, the new holding company name will be WellPoint. The combined company will be headquartered in Indianapolis.

We will continue to do business as Anthem Blue Cross and Blue Shield in each of the markets we currently serve. Likewise, WellPoint will continue to use its brand names in states where it operates.

We believe that changing our corporate name gives us the best of both worlds in that WellPoint has a strong name recognition nationally, especially on Wall Street. And, Anthem Blue Cross and Blue Shield, as you know, is a highly respected and powerful brand that will continue to serve us well in our markets.

The other thing I wanted to share with you as you well know, is that both Anthem and WellPoint both have a legacy of outstanding performance and are recognized as one of the most admired companies in the nation. Their business approaches, philosophies and values are consistent with ours and we share a common mission of improving the health of our members.

We will discuss this transaction in detail during our third quarter earnings call with analysts and the media, which is scheduled for this morning at 8 a.m. Eastern Standard Time. Information will be available to you from your manager, if you’d like to listen to the call live this morning or hear a recording later in the week.

Both companies are also reporting stronger than expected third quarter earnings today. Today’s press releases announcing the merger and Anthem’s third quarter results are attached to an e-mail I have sent you this morning.

Our ability to enter into this merger and to report such strong performance is made possible only because of each of you and the work you do on behalf of our customers.

By putting the needs of our customers first and then doing our level best to meet them, each of you has helped make today’s announcements possible.

So thank you for your focus and dedication. We will do our best to keep you informed of developments over the coming weeks, but in the meantime, let’s stay focused on our jobs and remember to continue to put the customer first.

Again thank you for all that you have done to make our company the success that it has become. Together, we can achieve even greater results going forward.

I hope you have just a wonderful day and thank you for letting me share this exciting news with you this morning.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This document contains certain forward-looking information about Anthem, Inc. (“Anthem”) and the combined company after completion of the transactions with WellPoint Health Networks Inc. (“WellPoint”) that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the U.S. Securities and Exchange Commission (“SEC”) made by Anthem; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate the merger with WellPoint, to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate our operations; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; our ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction and the value of the transaction consideration; future bioterrorist activity or other potential public health epidemics; and general economic downturns. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Anthem does not undertake any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in Anthem’s various SEC reports, including but not limited to Annual Reports on Form 10-K for the year ended December 31, 2002 and Quarterly Reports on Form 10-Q for the reporting periods of 2003.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Anthem will be filing a registration statement on Form S-4, containing a proxy statement/prospectus for its proposed merger with WellPoint, and other documents with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT CONTAINING THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to receive the registration statement containing the proxy statement/prospectus and other documents free of charge at the SEC’s web site, www.sec.gov, or from Anthem Investor Relations at 120 Monument Circle, Indianapolis, IN 46204-4903.

PARTICIPANTS IN SOLICITATION

Anthem, its directors and executive officers, and other members of its management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Anthem’s Current Report on Form 8-K, to be filed with the SEC on October 27, 2003, will contain information regarding the participants and their interests in the solicitation. Additional information regarding the interests of Anthem’s participants in the solicitation will be included in the registration statement and joint proxy statement/prospectus to be filed with the SEC.

TO: All Associates

FROM: Larry C. Glasscock, Chairman, President and CEO

DATE: October 27, 2003

RE: Anthem and Wellpoint Announce Merger Plans

It is my great pleasure to inform you that earlier today, Anthem, Inc. and WellPoint Health Networks, Inc., headquartered in Thousand Oaks, California, announced a definitive merger agreement that will create the leading health benefits company in the United States with nearly 26 million medical members and more than $36 billion in annual revenues. This is both an exciting opportunity and an enormous responsibility.

I wanted you to be among the first to hear this exciting news directly from me. I also want to share with you that to me, the most important thing about today’s announcement is the fact that we are creating a health benefits organization that will be uniquely capable of providing the very best in products, services and information to our members and the health care community that serves them.

We have issued two press releases today, and I have attached both to this memo. One contains full details of today’s merger announcement and the other reports our stronger than expected third quarter earnings. As you will also see in our announcement, we have decided to change our corporate name to WellPoint. The combined companies will be headquartered in Indianapolis. We will continue to do business as Anthem Blue Cross and Blue Shield in each of the markets we currently serve. Likewise, WellPoint will continue to use its brand names in states where it operates. We believe changing our corporate name gives us the best of both worlds. WellPoint has strong name recognition nationally, especially on Wall Street. Anthem Blue Cross and Blue Shield is a highly respected and powerful brand that will continue to serve us well in our markets.

Once the merger is complete, eight of WellPoint’s directors will join 12 Anthem directors to comprise the new board of directors. Leonard Schaeffer will join our board as chairman, and I will continue to be president and chief executive officer.

Information about how to listen to today’s analyst/media teleconference is available from your manager.

Clearly this is an historic day for all of us. You should take great pride in knowing that your hard work and dedication have helped make today’s announcement possible. Thank you. We will continue to keep you informed as developments occur in the coming weeks.

As a reminder, should you be contacted by the news media regarding today’s announcements, please refer them to our corporate communications department at 317-488-6100.

Thank you.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This document contains certain forward-looking information about Anthem, Inc. (“Anthem”) and the combined company after completion of the transactions with WellPoint Health Networks Inc. (“WellPoint”) that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the U.S. Securities and Exchange Commission (“SEC”) made by Anthem; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate the merger with WellPoint, to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate our operations; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; our ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction and the value of the transaction consideration; future bioterrorist activity or other potential public health epidemics; and general economic downturns. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Anthem does not undertake any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in Anthem’s various SEC reports, including but not limited to Annual Reports on Form 10-K for the year ended December 31, 2002 and Quarterly Reports on Form 10-Q for the reporting periods of 2003.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Anthem will be filing a registration statement on Form S-4, containing a proxy statement/prospectus for its proposed merger with WellPoint, and other documents with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT CONTAINING THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to receive the registration statement containing the proxy statement/prospectus and other documents free of charge at the SEC’s web site, www.sec.gov, or from Anthem Investor Relations at 120 Monument Circle, Indianapolis, IN 46204-4903.

PARTICIPANTS IN SOLICITATION

Anthem, its directors and executive officers, and other members of its management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Anthem’s Current Report on Form 8-K, to be filed with the SEC on October 27, 2003, will contain information regarding the participants and their interests in the solicitation. Additional information regarding the interests of Anthem’s participants in the solicitation will be included in the registration statement and joint proxy statement/prospectus to be filed with the SEC.

TO: All Anthem Managers

FROM: Larry C. Glasscock, Chairman, President and CEO

DATE: October 27, 2003

RE: Anthem and WellPoint Annonce Merger Plans

It is my great pleasure to inform you that earlier today, Anthem, Inc. and WellPoint Health Networks, Inc., headquartered in Thousand Oaks, California, announced a definitive merger agreement that will create the leading health benefits company in the United States with nearly 26 million medical members and more than $36 billion in annual revenues. This is both an exciting opportunity and an enormous responsibility.

I wanted you to be among the first to hear this exciting news directly from me. I also want to share with you that to me, the most important thing about today’s announcement is the fact that we are creating a health benefits organization that will be uniquely capable of providing the very best in products, services and information to our members and the health care community that serves them.

Clearly this is an historic day for all of us and you, as a member of our management team, have helped make it possible. And now, you have a very important communications role to play today as well as in the weeks ahead. As is our practice, I will send a memo shortly to our associates making them aware of what I have just shared with you. It will be important that you use the manager’s “toolkit” that is attached to help communicate and clarify, as much as we can, about today’s announcement to your associates. I will also be sending a voice mail message to all of our associates.

Attached in your “toolkit” are today’s press releases, talking points, and information on dialing into the analyst/media teleconference scheduled for this morning. One press release contains full details of today’s merger announcement and the other reports our stronger than expected third quarter earnings. As you will see in our announcement, we have decided to change our corporate name to WellPoint. The combined companies will be headquartered in Indianapolis. We will continue to do business as Anthem Blue Cross and Blue Shield in each of the markets we currently serve. Likewise, WellPoint will continue to use its brand names in states where it operates. We believe changing our corporate name gives us the best of both worlds. WellPoint has strong name recognition nationally, especially on Wall Street. Anthem Blue Cross and Blue Shield is a highly respected and powerful brand that will continue to serve us well in our markets.

Once the merger is complete, eight of WellPoint’s directors will join 12 Anthem directors to comprise the new board of directors. Leonard Schaeffer will join our board as chairman and I will continue to be president and chief executive officer.

Both the transaction and earning results will be discussed during the analyst/media teleconference scheduled for 8:00 this morning Eastern Standard Time. Details about accessing the call this morning or later this week are included in your toolkit. Please share this information with your associates.

As always, should any of your associates not have access to e-mail please route today’s associate message to them.

Should you be contacted by the news media regarding today’s announcements, please refer them to our corporate communications department at 317-488-6100.

Thank you. We will continue to keep you informed as developments occur in the coming weeks.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This document contains certain forward-looking information about Anthem, Inc. (“Anthem”) and the combined company after completion of the transactions with WellPoint Health Networks Inc. (“WellPoint”) that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the U.S. Securities and Exchange Commission (“SEC”) made by Anthem; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate the merger with WellPoint, to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate our operations; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; our ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction and the value of the transaction consideration; future bioterrorist activity or other potential public health epidemics; and general economic downturns. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Anthem does not undertake any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in Anthem’s various SEC reports, including but not limited to Annual Reports on Form 10-K for the year ended December 31, 2002 and Quarterly Reports on Form 10-Q for the reporting periods of 2003.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Anthem will be filing a registration statement on Form S-4, containing a proxy statement/prospectus for its proposed merger with WellPoint, and other documents with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT CONTAINING THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to receive the registration statement containing the proxy statement/prospectus and other documents free of charge at the SEC’s web site, www.sec.gov, or from Anthem Investor Relations at 120 Monument Circle, Indianapolis, IN 46204-4903.

PARTICIPANTS IN SOLICITATION

Anthem, its directors and executive officers, and other members of its management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Anthem’s Current Report on Form 8-K, to be filed with the SEC on October 27, 2003, will contain information regarding the participants and their interests in the solicitation. Additional information regarding the interests of Anthem’s participants in the solicitation will be included in the registration statement and joint proxy statement/prospectus to be filed with the SEC.

Manager talking points: Anthem -WellPoint merger

For use with associates

Prepared by Corporate Communications

October 27, 2003

Contact: Deborah New 317-488-6350

•	The merger of Anthem and WellPoint creates the nation’s leading health benefits company focused on improving the health of the people we serve.
•	Combined, the companies will be ideally positioned to provide the highest quality and most innovative products, services and information to customers, their physicians and hospitals.

•	The affiliation holds tremendous benefits for customers, physicians and hospitals, as well as our associates. In Anthem’s case, every time we have completed a merger, we have been able to improve service, attract new members and reduce administrative expenses allowing us to put more money into paying for the care of our customers. We expect this merger will allow us to continue to do this, only on a much bigger scale.

•	The combined company will take the corporate name WellPoint and will do business in each state with its current brand names. This gives us the best of both worlds; WellPoint enjoys tremendous national name recognition, especially on Wall Street and Anthem Blue Cross and Blue Shield is a powerful brand name in the states’ where we currently serve our customers.

•	The corporate headquarters will be in Indianapolis, Indiana.

•	Eight of WellPoint’s directors will join 12 Anthem directors to comprise the new board of directors. Leonard Schaeffer will join our board as chairman. Larry Glasscock will continue to be president and chief executive officer.

•	WellPoint, headquartered in Thousand Oaks, California, has more than 14 million medical members and more than 44 million specialty members nationwide through Blue Cross or Blue Cross Blue Shield of California, Missouri, Georgia, Wisconsin, as well as UNICARE and Healthlink.

•	The companies are two of the top three most admired health care companies on FORTUNE magazine’s list in 2003.

•	The merger brings together a combined workforce of nearly 40,000 talented associates, all focused upon delivering the highest level of customer service and customer satisfaction in the industry.

•	Everyone needs to stay focused on serving our members.

•	The new organization will continue to have a strong presence in local markets and employees will have expanded opportunities for personal development and career growth.

•	A few decisions have been announced regarding executive leadership; no other decisions have been made yet regarding other staffing issues.

•	As has been our past practice, a transition team will be put into place to look at ways to share best practices and merge the companies. Rest assured, we remain committed to being an employer of choice.

•	Both companies have strong track records as employers and corporate citizens, and will continue to give back through charitable involvement and public health initiatives. The combined company will continue to build on those traditions in the communities where we live and work.

•	For example, WellPoint has invested in establishing the nation’s largest telemedicine infrastructure, linking specialists and rural health care providers across great distances by live, real-time videoconferencing.

•	We will keep you updated on the progress of the merger.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This document contains certain forward-looking information about Anthem, Inc. (“Anthem”) and the combined company after completion of the transactions with WellPoint Health Networks Inc. (“WellPoint”) that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the U.S. Securities and Exchange Commission (“SEC”) made by Anthem; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate the merger with WellPoint, to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate our operations; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; our ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction and the value of the transaction consideration; future bioterrorist activity or other potential public health epidemics; and general economic downturns. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Anthem does not undertake any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in Anthem’s various SEC reports, including but not limited to Annual Reports on Form 10-K for the year ended December 31, 2002 and Quarterly Reports on Form 10-Q for the reporting periods of 2003.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Anthem will be filing a registration statement on Form S-4, containing a proxy statement/prospectus for its proposed merger with WellPoint, and other documents with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT CONTAINING THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to receive the registration statement containing the proxy statement/prospectus and other documents free of charge at the SEC’s web site, www.sec.gov, or from Anthem Investor Relations at 120 Monument Circle, Indianapolis, IN 46204-4903.

PARTICIPANTS IN SOLICITATION

Anthem, its directors and executive officers, and other members of its management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Anthem’s Current Report on Form 8-K, to be filed with the SEC on October 27, 2003, will contain information regarding the participants and their interests in the solicitation. Additional information regarding the interests of Anthem’s participants in the solicitation will be included in the registration statement and joint proxy statement/prospectus to be filed with the SEC.

To: Blue Chief Executive Officers

From: Larry C. Glasscock and Leonard D. Schaeffer

Date: October 27, 2003

Re: Anthem and WellPoint Announce Merger Plans

We are pleased to share with you the news that Anthem, Inc. and WellPoint Health Networks Inc. have entered into a merger agreement. We see this affiliation as a wonderful opportunity for both of our companies and for building the strength of the Blue Cross and Blue Shield system and the brand.

The combined company’s name will be WellPoint, Inc. The corporate headquarters will be located in Indianapolis, Indiana.

After the closing, the Board of Directors of the combined company will include 12 members from Anthem’s Board and eight members from WellPoint’s board. Leonard will serve as chairman of the board and Larry will be president and chief executive officer of the combined company.

We believe that Anthem and WellPoint already share business approaches, philosophies and values, as well as a common mission of improving the health of our members. We will soon establish joint integration planning teams to identify best practices and determine how best to merge the two organizations.

A copy of our press release announcing the merger is attached to provide you with more details.

Please let us know if we can answer any questions for you.

news release

Anthem and WellPoint to Merge

Combination Will Create Nation’s Leading Health Benefits Company

Indianapolis, IN and Thousand Oaks, CA — October 27, 2003 — Anthem, Inc. (NYSE: ATH) and WellPoint Health Networks Inc. (NYSE: WLP), today announced that they have signed a definitive merger agreement that will create the nation’s leading health benefits company. The combined company will serve nearly 26 million medical members, and operate as a Blue Cross or Blue Cross Blue Shield licensee in 13 states.

Under the terms of the agreement, WellPoint’s shareholders will receive $23.80 in cash and one share of Anthem common stock per WellPoint share. The total value of the transaction is approximately $16.4 billion based on Anthem’s October 24, 2003 closing stock price. The merger is expected to close by mid-2004, subject to regulatory and shareholder approvals.

Benefits of Affiliation

“Today marks an historic event for both of our companies. This strategic merger combines the operational, financial and human resources of two great companies and positions the enterprise as a leader in the health benefits industry, a testament to the value and strength of the Blue Cross Blue Shield brand,” said Larry Glasscock, chairman, president and chief executive officer of Anthem. “Bringing together the long-held traditions of customer focus and operational excellence from each company provides an opportunity to create an even stronger organization that will provide the very best in products, services and information to our members and the health care professionals who serve them.”

“Advancing medical technology, the Baby Boomer generation and expanding consumer expectations continue to strain the American health care system,” said Leonard Schaeffer, chairman and chief executive officer of WellPoint. “We want to take the lead in addressing these challenges. This merger creates the nation’s leading health benefits company with an outstanding opportunity to set the industry standard and better serve our members, employer groups, physicians and hospitals, agents and brokers, and our communities.”

“Our vision is to redefine the industry by providing more value to our constituents through innovative, choice-based products, significant service enhancements, simplified transactions, and better access to information for quality care,” added Schaeffer.

Glasscock further commented, “This affiliation creates additional opportunities for both companies to expand collaborative reimbursement programs that reward physicians and hospitals for clinical quality. The associates of our combined company will also be given tremendous opportunities for personal growth and development across a much larger organization.”

“Additionally, both companies have demonstrated a strong history of community involvement and commitment to charitable causes and public health initiatives. The combined company will continue to build on those traditions in the communities where we live and work,” added Glasscock.

Both Glasscock and Schaeffer emphasized that through this affiliation, customers, providers, shareholders, and associates would benefit from:

•	Complementary cultures centered on anticipating customer needs and providing quality service;

•	Strong, collaborative relationships with customers, providers and regulators;

•	Combined size and scale that creates the leading company in the health benefits industry;

•	Expanded geographical diversity with a local focus and national reach;

•	Significant growth opportunities in regional and national markets; and

•	Substantial opportunities for operational synergies and cost savings that will contribute to keeping premiums affordable for customers.

This transaction is expected to be modestly dilutive to 2004 earnings per share and accretive thereafter. At least $50 million pre-tax synergies are expected to be realized in 2004 and approximately $175 million in 2005, with annual pre-tax synergies of at least $250 million expected to be fully realized on an annual basis by 2006.

New Organization

The combined company’s name will be WellPoint, Inc. The corporate headquarters will be located in Indianapolis, Indiana.

After the closing, the Board of Directors of the combined company will include 12 members from Anthem’s Board and 8 members from WellPoint’s Board. Leonard Schaeffer will serve as Chairman of the Board. Larry Glasscock will be President and Chief Executive Officer of the combined company. WellPoint’s Chief Financial Officer, David Colby, will be Executive Vice President and Chief Financial Officer. Michael Smith, Anthem’s current Executive Vice President and Chief Financial Officer, will co-chair the merger transition and integration team along with Alice Rosenblatt, WellPoint’s Executive Vice President, Integration Planning/Implementation and Chief Actuary. Upon completion of this assignment, Michael Smith will retire in accordance with his previously announced plans.

Both WellPoint and Anthem have established a regional operating model that emphasizes local decision-making. The combined company will remain committed to a regional structure with the current regional leaders participating in the integration process to ensure that best practices and operational synergies are realized across all geographic markets. To assure continuity of leadership, the Presidents of WellPoint’s Blue Plans will be asked to continue in their current roles.

The local Blue branded businesses will continue to operate in their markets under current brand names. The combined company will also continue to use the UNICARE and HealthLink brands.

Company Facts

As of Sept. 30, 2003	Anthem	WellPoint*	Combined

Medical Membership	12 million	14 million	26 million
Employees	20,000	20,000	40,000
Assets	$13.2 billion	$13.9 billion	$27.1 billion

Last 12 Months Ended Sept. 30, 2003

Revenues	$16.5 billion	$19.4 billion	$35.9 billion
Net Income	$737.4 million	$843.7 million	$1.6 billion

*	Includes no income statement impact associated with the September 24, 2003 acquisition of Cobalt and does not include BlueCard host membership for WellPoint.

Conference Call and Webcast

Anthem and WellPoint will host a joint conference call and webcast today at 8:00 am Eastern Standard Time (EST) to discuss their definitive merger agreement and their respective third quarter earnings results. The conference call can be accessed by dialing 800-289-0494 (International 913-981-5520). No pass-code is required. The webcast and presentation slides can be accessed at Anthem’s web site, www.anthem.com, or WellPoint’s web site, www.wellpoint.com under Investor Relations. Please visit the website or dial in at least 15 minutes in advance. A replay of the call will be available after 10:30 a.m. EST on October 27, 2003 until the end of the day on November 10, 2003 by dialing 888-203-1112 (International 719-457-0820), pass-code 727923.

Please note that the previously scheduled conference calls for October 28, 2003 and October 29, 2003 for WellPoint and Anthem, respectively, have been cancelled due to the distribution of this press release and today’s conference call.

Contacts:	Anthem	WellPoint
	Investor Relations	Investor Relations
	Tami Durle, 317-488-6390	John Cygul, 805-557-6789

	Media	Media
	Ed West, 317-488-6100	Ken Ferber, 805-557-6794

About Anthem

Anthem, Inc. is an Indiana-domiciled publicly traded company that, through its subsidiary companies, provides health care benefits to more than 11.8 million people and specialty benefits to 12.1 million people. Anthem is the fifth largest publicly traded health benefits company in the United States and an independent licensee of the Blue Cross Blue Shield Association. Anthem is the Blue Cross and Blue Shield licensee for Indiana, Kentucky, Ohio, Connecticut, New Hampshire, Colorado, Nevada, Maine and Virginia, excluding the immediate suburbs of Washington, D.C. Anthem had assets of $13.2 billion as of September 30, 2003 and full year 2002 revenue of $13.3 billion. More information about Anthem is available at www.anthem.com.

About WellPoint

WellPoint serves the health care needs of more than 14 million medical members and more than 44 million specialty members nationwide through Blue Cross of California, Blue Cross and Blue Shield of Georgia, Blue Cross and Blue Shield of Missouri, Blue Cross & Blue Shield United of Wisconsin,HealthLink and UNICARE. Visit WellPoint on the Web at www.wellpoint.com. Blue Cross of California, Blue Cross and Blue Shield of Georgia, Blue Cross and Blue Shield of Missouri and Blue Cross & Blue Shield United of Wisconsin are independent licensees of the Blue Cross and Blue Shield Association.

Safe Harbor Statement Under the

Private Securities Litigation Reform Act of 1995

This press release contains certain forward-looking information about Anthem, Inc. (“Anthem”), WellPoint Health Networks Inc. (“WellPoint”) and the combined company after completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem and WellPoint, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the U.S. Securities and Exchange Commission (“SEC”) made by Anthem and WellPoint; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate Anthem’s merger with WellPoint, to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate our operations; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; our ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction and the value of the transaction consideration; future bio-terrorist activity or other potential public health epidemics; and general economic downturns. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither Anthem nor WellPoint undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in Anthem’s and WellPoint’s various SEC reports, including but not limited to Annual Reports on Form 10-K for the year ended December 31, 2002 and Quarterly Reports on Form 10-Q for the reporting periods of 2003.

Additional Information and Where to Find It

This press release may be deemed to be solicitation material in respect of the proposed merger of Anthem and WellPoint. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF ANTHEM AND STOCKHOLDERS OF WELLPOINT ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/ PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement prospectus will be mailed to shareholders of Anthem and stockholders of WellPoint. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from Anthem Investor Relations at 120 Monument Circle, Indianapolis, IN 46204-4903, or from WellPoint Investor Relations at 1 WellPoint Way, Thousand Oaks, CA 91362.

Participants in Solicitation

Anthem, WellPoint and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Anthem’s Current Report on Form 8-K, to be filed with the SEC on October 27, 2003, will contain information regarding Anthem’s participants and their interests in the solicitation. Information concerning WellPoint’s participants is set forth in the proxy statement, dated March 31, 2003, for Wellpoint’s 2003 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of Anthem’s and WellPoint’s participants in the solicitation of proxies in respect of the proposed transaction will be included in the registration statement and joint proxy statement/prospectus to be filed with the SEC.

Letter to Brokers

(If you use this as a letter or fax to brokers you must include the disclosure language at the end of this)

Date

Dear                     ,

As you may be aware, Anthem, Inc. and WellPoint Health Networks Inc. announced a definitive merger agreement creating the leading health benefits company focused on improving health in America. We expect to complete the process by mid-2004 following the necessary regulatory and shareholder approvals.

For you and your customers, nothing will change at this time. We remain committed to the broker model and to providing you and your customers with distinctive customer service. Customer satisfaction is of the utmost importance to us. For members, they will continue to use their membership cards and call the same customer service numbers.

Combined, the companies will be ideally positioned to provide the highest quality and most innovative products, services and information to customers, their physicians and hospitals. As a result of this plan, the business will continue to operate as before, on a regional model, with a strong local presence in all its markets with management easily accessible to all of our customers.

Both companies believe health care is local. The affiliation creates additional opportunities to expand collaborative reimbursement programs that reward physicians and hospitals for clinical quality and excellence that results in improved health for the people we serve.

The companies together have substantial opportunities for operational synergies and cost savings, plus the ability to spread administrative costs over a much larger membership base to help keep premiums affordable. All of this helps us become a leader in solving our country’s health care issues and serving you better. The combined company will be able to play an even greater leadership role in solving our country’s health care issues.

Please refer to the attached press release for further details. We will continue to provide you with updates as we progress through the next several months. Be assured that we remain focused on meeting the needs of those we serve. If you have any questions, please do not hesitate to contact us.

Sincerely,

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This document contains certain forward-looking information about Anthem, Inc. (“Anthem”) and the combined company after completion of the transactions with WellPoint Health Networks Inc. (“WellPoint”) that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the U.S. Securities and

Exchange Commission (“SEC”) made by Anthem; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate the merger with WellPoint, to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate our operations; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; our ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction and the value of the transaction consideration; future bioterrorist activity or other potential public health epidemics; and general economic downturns. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Anthem does not undertake any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in Anthem’s various SEC reports, including but not limited to Annual Reports on Form 10-K for the year ended December 31, 2002 and Quarterly Reports on Form 10-Q for the reporting periods of 2003.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Anthem will be filing a registration statement on Form S-4, containing a proxy statement/prospectus for its proposed merger with WellPoint, and other documents with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT CONTAINING THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to receive the registration statement containing the proxy statement/prospectus and other documents free of charge at the SEC’s web site, www.sec.gov, or from Anthem Investor Relations at 120 Monument Circle, Indianapolis, IN 46204-4903.

PARTICIPANTS IN SOLICITATION

Anthem, its directors and executive officers, and other members of its management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Anthem’s Current Report on Form 8-K, to be filed with the SEC on October 27, 2003, will contain information regarding the participants and their interests in the solicitation. Additional information regarding the interests of Anthem’s participants in the solicitation will be included in the registration statement and joint proxy statement/prospectus to be filed with the SEC.

Letter to Employers

(If you use this as a letter or fax to employers you must include the disclosure language at the end of this document)

Date

Dear                    ,

As you may be aware, Anthem, Inc. and Wellpoint Health Networks Inc. announced a definitive merger agreement creating the leading health benefits company. We expect to complete the process by mid-2004 following the necessary regulatory and shareholder approvals.

Be assured that both companies remain focused on meeting your needs and those of your employees through distinctive customer service. Your satisfaction is of utmost importance to us. For customers, nothing will change at this time. You and your employees will continue to use your membership cards and call the same customer service numbers.

Combined, the companies will be ideally positioned to provide the most innovative products, services and information to customers, their physicians and hospitals. As a result of this plan, the business will continue to operate as before, on a regional model, with a strong local presence in all its markets with management easily accessible to all of our customers.

Both companies believe health care is local. The affiliation creates additional opportunities to expand collaborative reimbursement programs that reward physicians and hospitals for clinical quality and excellence that results in improved health for the people we serve.

The companies together have substantial opportunities for operational synergies and cost savings, plus the ability to spread administrative costs over a much larger membership base to help keep premiums affordable. The new company will continue to play an even greater leadership role in solving our country’s health care issues.

Please refer to the attached press release for further details. We will continue to provide you with updates as we progress through the next several months. If you have any questions, please do not hesitate to contact us.

Sincerely,

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This document contains certain forward-looking information about Anthem, Inc. (“Anthem”) and the combined company after completion of the transactions with WellPoint Health Networks Inc. (“WellPoint”) that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the U.S. Securities and Exchange Commission (“SEC”) made by Anthem; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate the merger with WellPoint, to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate our operations; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; our ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction and the value of the transaction consideration; future bioterrorist activity or other potential public health epidemics; and general economic downturns. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Anthem does not undertake any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in Anthem’s various SEC reports, including but not limited to Annual Reports on Form 10-K for the year ended December 31, 2002 and Quarterly Reports on Form 10-Q for the reporting periods of 2003.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Anthem will be filing a registration statement on Form S-4, containing a proxy statement/prospectus for its proposed merger with WellPoint, and other documents with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT CONTAINING THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to receive the registration statement containing the proxy statement/prospectus and other documents free of charge at the SEC’s web site, www.sec.gov, or from Anthem Investor Relations at 120 Monument Circle, Indianapolis, IN 46204-4903.

PARTICIPANTS IN SOLICITATION

Anthem, its directors and executive officers, and other members of its management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Anthem’s Current Report on Form 8-K, to be filed with the SEC on October 27, 2003, will contain information regarding the participants and their interests in the solicitation. Additional information regarding the interests of Anthem’s participants in the solicitation will be included in the registration statement and joint proxy statement/prospectus to be filed with the SEC.